Exhibit 99.7

Vecima Named Finalist in 2007 BCTIA Technology Impact Awards

VICTORIA, BRITISH COLUMBIA – (May 22, 2007) – Vecima Networks Inc. (TSX:VCM) has been named a finalist in the British Columbia Technology Industry Association’s (BCTIA) 2007 Technology Impact Awards (TIAs) in the Company of the Year category. Reserved for BC headquartered corporations older than 5 years with annual sales in excess of $20 million, the BCTIA describes the Company of the Year Award as an acknowledgement to a company’s supremacy in the technology industry.

Since its Initial Public Offering onto the Toronto Stock Exchange in November 2005, Vecima continues to receive increased recognition for its industry leading last mile hardware products, revenue and personnel growth, and long-standing culture of efficiency and profitability. Vecima is one of BC’s largest exporters and one of the top 20 publicly traded technology companies in the province, with a market capitalization currently in excess of $220 million. Founded by Dr. Surinder Kumar in 1988, the company has more than 750 team members and has enjoyed 19 consecutive years of profitability.

“It is an honor for Vecima to be recognized among such leading companies who contribute so vitally to the continued economic success of our industry and the province of British Columbia,” said Dr. Kumar, Vecima’s Chief Executive Officer and Chairman. “Our success is a result of the great talent and dedication of all our employees. Our team of over 750 personnel is second to none.”

This year’s TIAs Finalists provide overwhelming proof of the important role that British Columbian innovation plays in our traditional industry sectors and in our everyday lives, said the BCTIA in a statement.

The majority of the 16 finalist companies, across six award categories, concentrate on augmenting operations in industries involved in real estate, military, security and public safety, health care, environmental management, mining, and energy.

This year’s finalists deliver technologies to manage water quality for public and environmental health; provide solar powered lighting for safety applications; create efficiencies in industries like mining and real estate; and improve complex tasks such as clearing mines in Afghanistan using 3D visualization software.  Finalists also include BC-based innovation that is creating mobile IT environments for paramedics and other first responders; preserving the nutritional content of food while extending its shelf life; improving our communications infrastructure;

protecting highly critical data; and helping doctors and health care workers reduce administration time and increase the amount of patient care they can deliver.

“These 2007 TIA finalists illustrate how pervasive and integral technology is to all industries in helping them deliver better service, improve safety and increase efficiency,” observed Rob Cruickshank, President of the BCTIA.

Winners will be announced on June 6, 2007 at the Technology Impact Awards Celebration, at the Hyatt Regency Vancouver, where more than 800 celebrants will extend recognition and congratulations to the leaders who are helping to build and drive British Columbia’s economy.

About Vecima Networks

Vecima Networks Inc. (TSX:VCM) designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. Vecima’s hardware products incorporate original embedded software to meet the complex requirements of next-generation, high-speed digital networks. Service providers use Vecima’s solutions to deliver services to a converging worldwide broadband market, including what are commonly known as “triple play” (voice, video and data) and “quadruple play” (voice, video, data and wireless) services. Vecima’s solutions allow service providers to rapidly and cost-effectively bridge the final network segment that connects the system directly to end users, commonly referred to as “the last mile”, by overcoming the bottleneck resulting from insufficient carrying capacity in legacy, last mile infrastructures. Vecima’s products are directed at three principal markets: Data over Cable, Broadband Wireless and Digital Video. The Company has also developed and continues to focus on developing products to address emerging markets such as Voice over Internet Protocol, fibre to the home and IP video.

www.vecimanetworks.com

About the BCTIA

BC Technology Industry Association (BCTIA) is a not-for-profit, member-funded organization that represents start-ups to established technology companies, across the province. Incorporated in 1993, the BCTIA has served the province’s technology industry for over a decade and today is recognized locally, provincially and nationally as the voice of BC’s technology industry.

As the voice of BC’s technology industry, BCTIA is committed to the ongoing growth, sustainability and prosperity of BC’s economy and the technology industry that serves it. The Association delivers opportunities for members to connect, learn and grow their businesses in BC.

www.bctia.org

Vecima Networks

Alan Brick, Investor Relations Officer

250–881-1982

invest@vecimanetworks.com

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